Exhibit 99.1

For Immediate Distribution

RR Media Board Adopts New Dividend Policy and
Authorizes Share Repurchase Program

Board Adopts New Dividend Policy Providing for Fixed Quarterly Dividend of $0.07 per share;
Authorizes Repurchase of up to $5 Million in Ordinary Shares

Airport City Business Park, Israel – October 23, 2014) - RR Media (NASDAQ: RRST), a leading provider of global digital media services to the broadcast industry, today announced that RR Media’s Board of Directors has adopted a new dividend policy and authorized a repurchase of up to $5 million of the Company’s shares.

The Board of Directors has adopted a new dividend policy pursuant to which, subject to applicable law requirements and the discretion of the Board of Directors from time to time, it shall distribute a fixed dividend to the shareholders at the end of each calendar quarter equal to $0.07 per share.

“The Board believes that by adopting a dividend policy which provides for a consistent and meaningful quarterly dividend, investors will be able to ascertain an expected ongoing dividend yield, making our ordinary shares more attractive to value-oriented investors,” commented Avi Cohen, the Company’s Chief Executive Officer.

In addition, the Board authorized a share repurchase program of up to $5 million of ordinary shares. Share purchases will take place in open market transactions or in privately negotiated transactions and may be made from time to time depending on market conditions, share price, trading volume and other factors. Such purchases will be made in accordance with all applicable securities laws and regulations. For all or a portion of the authorized repurchase amount, the Company may enter into a plan that is compliant with Rule 10b5-1 of the United States Securities Exchange Act of 1934 that is designed to facilitate these purchases. The repurchase program does not require the Company to acquire a specific number of shares, and may be suspended from time to time or discontinued. The share repurchases will be funded from available working capital.

“The Board believes this repurchase program represents a good use of the Company’s capital and  represents the board’s confidence in the Company’s long term prospects, based on the steps we are adopting in order to transform the Company into a leader in the digital media services and distribution space,” continued Mr. Cohen. “In the last year, we have significantly expanded our capabilities, increasing our presence in the mobile ecosystem and empowering our offerings for processing content for online distribution. We have also expanded our geographic reach, positioning talented personnel in key markets around the world.”

The new dividend policy and the share repurchase program will not impact the Company’s stated strategic plan in terms of acquisitions or investments for growth. The board will continue to evaluate the dividend policy and repurchase program from time to time.

ENDS

About RR Media
RR Media* (NASDAQ: RRST) works in partnership with the world’s leading media players to create the richest possible media and entertainment experiences for the world’s consumers. RR Media’s complete ecosystem of digital media services maximize the potential of media and entertainment content, covering four main areas: smart global content distribution network with an optimized combination of satellite, fiber and the internet; content management & playout; sports, news & live events; and online video services. RR Media provides scalable digital media services to more than 650 channels, distributes over 100,000 hours of live events yearly and delivers content to 95% of the world’s population reaching viewers of multiplatform operators, VOD platforms, online video and direct-to-home services. Visit the company's website www.rrmedia.com

* RR Media currently operates under the corporate name of RRsat Global Communications Network Ltd. The company is in the process of changing its corporate name to RR Media Ltd., which is scheduled to be completed in October 2014.

Safe Harbor Statement
This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. We undertake no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2013 and our Current Reports on Form 6-K.

Investor Contact:
Hayden/ MS - IR
Brett Maas/ Miri Segal-Scharia
Tel: 646-536-7331 / 917-607-8654